Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2014		2013
Earnings available to cover fixed charges:
Income from continuing operations before income taxes	$359		$135
Plus: Fixed charges	505		575
Earnings available to cover fixed charges	$864		$710

Fixed charges (a):
Interest, including amortization of deferred financing costs	$429		$502
Interest portion of rental payment	76		73
Total fixed charges	$505		$575

Ratio of earnings to fixed charges	1.71	x	1.23	x
__________

(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Nine Months Ended September 30,
	2014	2013
Related to debt under vehicle programs	$218	$202
All other	211	300
	$429	$502